Exhibit 99.1

W.P. STEWART & CO., LTD.

                                                                   Press Release

Contact: Fred Ryan

telephone: 441-295-8585

                 W.P. Stewart & Co., Ltd. Reports Net Income For
                        Fourth Quarter and Full Year 2004
                       of $21.8 Million and $63.1 Million

      Diluted earnings per share of $ 0.48 and $1.39 for the fourth quarter and full year respectively

27 January, 2005
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. today reported net income of $21.8 million, or $0.48 per share (diluted) and $0.48 per share (basic), for the fourth quarter ended 31 December 2004. This compares with net income in the fourth quarter of the prior year of $10.2 million, or $0.23 per share (diluted) and $0.23 per share (basic).

      Fourth Quarter 2004 Highlights

      For the fourth quarter of 2004 there were 45,676,651 common shares outstanding on a weighted average diluted basis compared to 45,390,736 common shares outstanding for the fourth quarter of 2003 on the same weighted average diluted basis.

      Cash earnings for the quarter ended 31 December 2004 were $23.9 million (net income of $21.8 million adjusted to include $2.1 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.52 per share (diluted). In



Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda mailing address: P. O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823
the same quarter of the prior year, cash earnings were $12.0 million (net income of $10.2 million adjusted for the inclusion of $1.8 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.26 per share (diluted).

      Results for the fourth quarter include a performance fee of $13.5 million related to the performance, during 2004, of W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. Performance fees, if any, are only recorded as of the date these are earned which, in the case of W.P. Stewart Holdings N.V., was 31 December for 2004.

      Assets under management at 31 December 2004 were more than $9.3 billion, compared to approximately $8.5 billion at the end of the prior quarter, an increase of 9.4% and an increase of 8.1% from the approximately $8.6 billion reported at 31 December 2003.

      Full Year Results

      For the full year ended 31 December 2004, net income was up 46.6%, compared to the prior year, to $63.1 million, or $1.39 per share (diluted) and $1.40 per share (basic), on revenues of $152.3 million. Net income for the full year ended 31 December 2003 was $43.1 million, or $0.95 per share (diluted) and $0.97 per share (basic), on revenues of $118.8 million.

      Cash earnings for the full year ended 31 December 2004 were $71.2 million (net income of $63.1 million adjusted to include $8.1 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.56 per share (diluted). For the full year ended 31 December 2003, cash earnings were $50.4 million (net income of $43.1 million adjusted for the inclusion of $7.3 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.11 per share (diluted).

      For the full year ended 31 December 2004, there were 45,524,043 common shares outstanding on a weighted average diluted basis compared to 45,197,965 common shares outstanding for the same period in 2003 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the fourth quarter of 2004 was +15.9%, pre-fee, and +15.7%, post-fee. For the full year ended 31 December 2004, performance in the Composite was +20.4%, pre-fee, and +19.2%, post-fee. In each of the one, three, five and ten-year periods, ended 31 December 2004, performance of the Composite has exceeded the performance of the S&P 500 on a pre-fee and a post-fee basis.

      Assets Under Management

      Assets under management (AUM) at year-end were more than $9.3 billion, compared with approximately $8.5 billion at 30 September 2004, and approximately $8.6 billion reported at 31 December 2003.

      Total net flows of AUM for the quarter ended 31 December 2004 were approximately -$346 million, compared with total net flows of approximately -$187 million in the comparable quarter of 2003 and -$67 million in the third quarter of 2004. Total net flows of AUM for the year ended 31 December 2004 and 2003 were approximately -$621 million and approximately -$336 million, respectively.

      In the fourth quarter of 2004, net cash flows to existing accounts were approximately +$94 million, compared with net cash flows of -$43 million in the fourth quarter of 2003. Net cash flows to existing accounts were approximately +$60 million and approximately -$48 million for the full years ended 31 December 2004 and 2003, respectively.

      Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately -$440 million for the quarter, compared to approximately -$144 million for the same quarter of the prior year. Net new flows were approximately -$681 million and approximately -$288 million for the full years ended 31 December 2004 and 2003, respectively.

      Look Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

      Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

      Revenues and Profitability

      Revenues were $48.4 million for the quarter ended 31 December 2004, up 65.1% from $29.3 million, for the same quarter of 2003. Revenues for the full years ended 31 December 2004 and 2003 were $152.3 million and $118.8 million, respectively.

      The average gross management fee, excluding performance fees, was 1.18% for the quarter ended 31 December 2004 and 1.19% for the year ended 31 December 2004, compared to 1.21% and 1.22% in each of the comparable periods of the prior year.

      Total operating expenses increased 38.2% to $23.4 million, for the fourth quarter 2004, from $16.9 million in the same quarter of the prior year. Total operating expenses were $81.3 million and $69.7 million for the full years ended 31 December 2004 and 2003, respectively.

      Pre-tax income, at $25.1 million, was 51.7% of gross revenues for the quarter ended 31 December 2004, compared to $12.4 million or 42.3% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $71.0 million (46.6 % of gross revenues) for the full year ended 31 December 2004, and $49.1 million (41.3% of gross revenues) for the full year ended 31 December 2003.

      The Company's provision for taxes for the quarter ended 31 December 2004 was $3.3 million versus $2.2 million in the comparable quarter of the prior year, and was $7.9 and $6.0 million for the years ended 31 December, 2004 and 2003, respectively. The tax rate was approximately 11.1% and 12.2% of income before taxes for the full years ended 31 December 2004 and 2003, respectively. The higher than previously anticipated tax rate reflects the performance fee earned on 31 December and the fact that a portion is being taxed as U.S. effectively connected business income.

      Other Events

      The Company paid a dividend of $0.30 per common share on 29 October 2004 to shareholders of record as of 15 October 2004 and will pay a dividend of $0.30 per share on 28 January, 2005 to shareholders of record as of 14 January, 2005.

      Conference Call

      In conjunction with this fourth quarter 2004 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 27 January 2005. The conference call will commence promptly at 9:15am (EST) and will conclude at 10:00am (EST). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart".

      To listen to the live broadcast of the conference over the Internet, simply visit our website at http://www.wpstewart.com and click on the Investor Relations tab for a link to the web-cast.

      The teleconference will be available for replay from Thursday 27 January, 2005 at 12:00 noon (EST) through Friday, 28 January, 2005 at 5:00 p.m. (EST). To access the replay, please dial 1-877-519-4471 (within the United States) or + 973-341-3080 (outside the United States). The PIN number for accessing this replay is 5589280.

      You will be able to access a replay of the Internet broadcast through Thursday, 3 February, 2005, on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

      For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                                      # # #

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                      For the Three Months Ended                         % Change From
                                            -----------------------------------------------     -------------------------------
                                            Dec. 31, 2004   Sept. 30, 2004    Dec. 31, 2003     Sept. 30, 2004    Dec. 31, 2003
                                            -------------   --------------    -------------     --------------    -------------
Revenue:
  Fees                                       $38,917,688      $25,717,280      $24,064,692             51.33%            61.72%
  Commissions                                  8,908,412        8,078,565        4,935,532             10.27%            80.50%
  Interest and other                             605,813          285,539          328,407            112.16%            84.47%
                                             -----------      -----------      -----------       -----------       -----------

                                              48,431,913       34,081,384       29,328,631             42.11%            65.14%
                                             -----------      -----------      -----------       -----------       -----------

Expenses:
  Employee compensation and benefits           9,686,277        6,398,023        5,372,710             51.39%            80.29%
  Fees paid out                                2,488,725        1,812,177        1,540,182             37.33%            61.59%
  Commissions, clearance and trading           1,800,255        1,729,340        1,066,542              4.10%            68.79%
  Research and  administration                 3,712,891        3,637,164        3,646,302              2.08%             1.83%
  Marketing                                    1,835,205        1,056,972        1,297,621             73.63%            41.43%
  Depreciation and amortization                2,009,392        2,021,273        2,001,262             -0.59%             0.41%
  Other operating                              1,836,197        2,230,870        1,988,878            -17.69%            -7.68%
                                             -----------      -----------      -----------       -----------       -----------
                                              23,368,942       18,885,819       16,913,497             23.74%            38.17%
                                             -----------      -----------      -----------       -----------       -----------

Income before taxes                           25,062,971       15,195,565       12,415,134             64.94%           101.87%

Provision for taxes                            3,258,026        1,519,556        2,187,437            114.41%            48.94%
                                             -----------      -----------      -----------       -----------       -----------

Net income                                   $21,804,945      $13,676,009      $10,227,697             59.44%           113.20%
                                             ===========      ===========      ===========       ===========       ===========

Earnings per share:

Basic earnings per share                     $      0.48      $      0.30      $      0.23             60.00%           108.70%
                                             ===========      ===========      ===========       ===========       ===========

Diluted earnings per share                   $      0.48      $      0.30      $      0.23             60.00%           108.70%
                                             ===========      ===========      ===========       ===========       ===========

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                                  For the Year Ended December 31,
                                                       -------------------------------------------------------
                                                           2004                 2003                     %
                                                       ------------         ------------          ------------
Revenue:
  Fees                                                 $116,005,500         $ 94,062,338                 23.33%
  Commissions                                            34,819,726           22,461,350                 55.02%
  Interest and other                                      1,496,179            2,278,783                -34.34%
                                                       ------------         ------------          ------------

                                                        152,321,405          118,802,471                 28.21%
                                                       ------------         ------------          ------------

Expenses:
  Employee compensation and benefits                     29,102,102           22,941,582                 26.85%
  Fees paid out                                           7,760,372            6,058,705                 28.09%
  Commissions, clearance and trading                      7,371,412            4,810,992                 53.22%
  Research and  administration                           14,781,318           14,429,008                  2.44%
  Marketing                                               5,617,923            4,709,203                 19.30%
  Depreciation and amortization                           8,038,837            7,933,277                  1.33%
  Other operating                                         8,648,979            8,861,154                 -2.39%
                                                       ------------         ------------          ------------
                                                         81,320,943           69,743,921                 16.60%
                                                       ------------         ------------          ------------

Income before taxes                                      71,000,462           49,058,550                 44.73%

Provision for taxes                                       7,851,775            5,983,267                 31.23%
                                                       ------------         ------------          ------------

Net income                                             $ 63,148,687         $ 43,075,283                 46.60%
                                                       ============         ============          ============

Earnings per share:

Basic earnings per share                               $       1.40         $       0.97                 44.33%
                                                       ============         ============          ============

Diluted earnings per share                             $       1.39         $       0.95                 46.32%
                                                       ============         ============          ============

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                                                  (in millions)

                                                        For the Three Months Ended                        For the Year Ended
                                              -------------------------------------------------     -------------------------------
                                              Dec. 31, 2004    Sept. 30, 2004     Dec. 31, 2003     Dec. 31, 2004     Dec. 31, 2003
                                              -------------    --------------     -------------     -------------     -------------
Existing Accounts:
  Contributions                                 $     377         $     156         $     185         $     912         $     844
  Withdrawals                                        (283)             (185)             (228)             (852)             (892)
                                                ---------         ---------         ---------         ---------         ---------
Net Flows of Existing Accounts                         94               (29)              (43)               60               (48)
                                                ---------         ---------         ---------         ---------         ---------
Publicly Available Funds:
  Contributions                                        44                61                32               203               171
  Withdrawals                                         (72)              (40)              (54)             (172)             (167)
Direct Accounts Opened                                 75                36                85               228               326
Direct Accounts Closed                               (487)              (95)             (207)             (940)             (618)
                                                ---------         ---------         ---------         ---------         ---------
Net New Flows                                        (440)              (38)             (144)             (681)             (288)
                                                ---------         ---------         ---------         ---------         ---------

Net Flows of Assets Under Management            $    (346)        $     (67)        $    (187)        $    (621)        $    (336)
                                                =========         =========         =========         =========         =========

* The table above sets forth the total net flows of assets under management for the three months ended December 31, 2004, September 30, 2004 and December 31, 2003, respectively, and for the years ended December 31, 2004 and 2003, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.